SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO

Commission file number 1-3701

THE INVESTMENT AND EMPLOYEE STOCK

OWNERSHIP PLAN FOR EMPLOYEES OF

AVISTA CORPORATION

(Full Title of the Plan)

AVISTA CORPORATION

1411 East Mission Avenue

Spokane, Washington 99202-2600

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

THE INVESTMENT AND EMPLOYEE STOCK

OWNERSHIP PLAN FOR EMPLOYEES OF

AVISTA CORPORATION

Financial Statements

Attached are the Plan’s financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

See Exhibit Index on page 2-1.

2

Investment and Employee Stock

Ownership Plan for Employees

of Avista Corporation

Financial Statements and Report of Independent

Registered Public Accounting Firm

December 31, 2009 and 2008

Investment and Employee Stock Ownership Plan for

Employees of Avista Corporation

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Compensation & Organization Committee

Investment and Employee Stock

Ownership Plan for Employees of

Avista Corporation

Spokane, Washington

We have audited the accompanying statements of net assets available for benefits of the Investment and Employee Stock Ownership Plan for Employees of Avista Corporation (Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Spokane, Washington

June 21, 2010

Investment and Employee Stock Ownership Plan for

Employees of Avista Corporation

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
ASSETS:

Investments, at fair value:
Common and preferred stock	$34,168,994	$30,413,243
Mutual funds	174,952,135	132,229,454
Common/collective trust	46,481,109	43,694,573
Participant loans	3,490,122	3,067,265

Total investments	259,092,360	209,404,535

Receivables:
Employer contributions	192,735	199,451
Broker receivable for unsettled trades	14,988	11,602

	207,723	211,053

Total assets	259,300,083	209,615,588

LIABILITIES:
Broker payable for unsettled trades	13,229	—

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	259,286,854	209,615,588

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(1,004,836)	563,589

NET ASSETS AVAILABLE FOR BENEFITS	$258,282,018	$210,179,177

See accompanying notes to financial statements.

Investment and Employee Stock Ownership Plan for

Employees of Avista Corporation

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2009	2008
ADDITIONS, net of investment losses:
Investment income (loss):
Interest and dividends	$6,891,822	$8,773,372
Net appreciation (depreciation) in fair value of investments	34,680,518	(70,729,765)

	41,572,340	(61,956,393)

Contributions:
Employer	4,431,409	4,442,113
Participant	10,205,447	10,772,187
Rollovers	648,630	943,883
Other additions	703,656	—

	15,989,142	16,158,183

	57,561,482	(45,798,210)

DEDUCTIONS:

Benefits paid to participants	9,232,160	18,060,072
Administrative expenses	226,481	207,416

	9,458,641	18,267,488

NET INCREASE (DECREASE)	48,102,841	(64,065,698)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	210,179,177	274,244,875

End of year	$258,282,018	$210,179,177

See accompanying notes to financial statements.

Investment and Employee Stock Ownership Plan for

Employees of Avista Corporation

Notes to Financial Statements

NOTE 1 — DESCRIPTION OF THE PLAN:

The following description of the Investment and Employee Stock Ownership Plan for Employees of Avista Corporation (Plan) provides only general information. Participants should refer to the Plan document for a more complete description.

a.	General – Effective January 1, 1984, Avista Corporation (Corporation, Company or Avista) established an Employee Investment Plan under Section 401(k) of the Internal Revenue Code as a supplemental plan to the Retirement Plan for Employees of Avista Corporation. The Plan, which was restated effective January 1, 2002, is a defined contribution plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and all statutory revisions thereto. The purpose of this Plan, in which participation is voluntary, is to encourage employees to systematically save a portion of their current compensation and to supplement their savings with contributions from the Corporation. Employees are eligible to participate in the Plan after their first pay period following employment. All employees of Avista Corporation are eligible to participate in the Plan. Employees of Advantage IQ were eligible to participate in the Plan until June 30, 2008. Employees are eligible to participate in the Plan after their first pay period following employment. Students, leased employees, and collectively bargained employees (other than collectively bargained employees whose employment is subject to the terms of a collective bargaining agreement which provides for participation in the Plan) are ineligible to participate in the Plan.

b.	Contributions – Plan participants make contributions during any payroll period for which they receive earnings as eligible employees in an amount equal to but not less than 1% of their earnings. A participating employee’s annual before-tax contribution was subject to federal limits of $16,500 in 2009 and $15,500 in 2008. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Employee contributions represent tax-deferred compensation and Roth 401(k) after tax compensation and may be invested in the employee’s choice of various fund options (each with a different investment objective and risk) in the combination specified by the employee. Employee contributions are made by payroll deduction and transferred to the Plan trustee as soon as practicable following the payroll period in which such amounts are withheld.

The Corporation has an obligation to the trust fund for an amount equal to 75% of employee contributions that do not exceed 6% of the employee’s salary. The Plan was amended effective August 1, 2005, to provide that Company matching contributions are made in the form of cash that is invested as directed by participants from among the investment options offered under the Plan. In addition, each participant may elect to diversify up to 100% of the value of the common stock held in their ESOP account.

Investment and Employee Stock Ownership Plan for

Employees of Avista Corporation

Notes to Financial Statements

NOTE 1 — DESCRIPTION OF THE PLAN (continued):

c.	Participant accounts – Each participant’s account is credited with the participant’s contribution and allocations of (a) the Corporation’s contribution and (b) Plan earnings or losses, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

d.	Vesting – Participant contributions are 100% vested at all times. Participants vest 100% in the employer matching contribution after one year of service.

e.	Participant loans – Participants may borrow the lesser of $50,000 or 50% of their vested account balance, but in no case less than $1,000. Interest on the principal balance outstanding is charged at the prime rate plus 1%. Loans, which are secured by the participant’s account balance, are repaid by payroll deduction over a term not to exceed five years (ten years for a primary residence loan).

f.	Payment of benefits – Distributions to participants are permitted for termination, retirement, death, disability, or financial hardship. A participant with a financial hardship which imposes an immediate and heavy financial need that cannot be reasonably met by other sources may withdraw a portion of his/her account balance subject to provisions of the Plan. Distributions due to termination shall commence as soon as administratively feasible following the date a participant terminates employment. Distributions may be made in a lump sum, partial lump sum, equal annual installments over a period not to exceed 3 years, or monthly installments over not more than 15 years. If the vested amount is less than $1,000, the account is paid in a lump-sum payment to the participant within a reasonable time frame. If the vested amount is more than $1,000, the participant must consent to the distribution before it may be made.

g.	Administration – The Vanguard Group, Inc. (Vanguard or Trustee) holds and invests Plan assets in accordance with directions from the employer. Records of participant account activity are processed and maintained by Vanguard, which also performs other administrative support services for the Plan. Certain administrative functions are performed by officers or employees of the employer appointed by the Corporation’s Board of Directors (Compensation & Organization Committee). No such officer or employee receives compensation from the Plan. Certain expenses of maintaining and administering the Plan are paid out of the assets of the Plan. All remaining administrative expenses are paid directly by the Corporation.

h.	Forfeited accounts – At December 31, 2009 and 2008, forfeited nonvested accounts totaled $37,565 and $18,466, respectively. These accounts are used first to restore accounts for returning participants, and then are used to reduce the Company’s obligations to make contributions under the Plan. If there are any excess forfeitures after the Company makes Company matching contributions, the excess amount may be used to pay administrative expenses under the Plan. In 2009, $-0- of forfeitures were used to reduce employer contributions and no forfeitures were used to restore accounts for returning participants. In 2008, $62,356 of forfeitures were used to reduce employer contributions and no forfeitures were used to restore accounts for returning participants.

Investment and Employee Stock Ownership Plan for

Employees of Avista Corporation

Notes to Financial Statements

NOTE 1 — DESCRIPTION OF THE PLAN (continued):

i.	Voting rights – Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee will vote any shares on which such instructions have not been received, as well as unallocated shares, proportionately in the same manner as Common Stock for which the Trustee has received voting instructions, unless the Trustee determines that to do so would not be consistent with ERISA or a voting participant elects not to have his vote be used in this manner, in which case the Trustee will vote the non-voted or unallocated Common Stock in a manner consistent with ERISA. Fractional shares will be combined to the largest number of whole shares and voted by the Trustee to the extent possible to reflect the voting direction of whole shares by the participants holding fractional shares.

j.	Diversification – Diversification is offered to participants so that they may have the opportunity to move the value of their investment in the Corporation stock into investments which are more diversified. Participants are entitled to make an election to diversify up to 100% of the value of the Common Stock held in their ESOP account.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of accounting – The accounting records of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. An addition is recorded and a receivable established for employer and employee contributions and investment income not received by the Plan prior to the Plan year end. A deduction is recorded and a liability established for obligations incurred in one period but paid in another.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Investment and Employee Stock Ownership Plan for

Employees of Avista Corporation

Notes to Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

b.	Investment valuation and income recognition – Investments are stated at fair value, which is determined by using market quotations and other information available at the valuation date. Investments in common/collective trust funds are presented at estimated fair value, which is determined based on the unit value of the fund. Unit value is determined by an independent trustee, which sponsors the fund, by dividing the fund’s net assets by its units outstanding at the valuation date. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Avista Corporation Company Stock Fund includes shares of Avista Corporation and cash, and is reported based on unitized value. Participant loans are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on the average cost method.

c.	Payment of benefits – Benefits are recorded when paid.

d.	Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

e.	Fair value measurements and disclosures – Effective January 1, 2008, the Company adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, which provides a framework for measuring fair value under accounting principles generally accepted in the United States of America. The standard applies to all financial instruments that are being measured and reported on a fair value basis.

Under the provisions of ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 10 for the expanded disclosure.

In September 2009, FASB issued an amendment to ASC 820, Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent), which provides guidance on how entities should estimate fair value of certain alternative investments. The fair value of investments within the scope of this guidance can now be determined using net asset value (NAV) per share as a practical expedient, when the fair value is not readily determinable, unless it is probable the investment will be sold at something other than NAV. It also requires disclosure of certain attributes by major category of alternative investments, regardless of whether the practical expedient was used. This amendment was effective for periods ending after December 15, 2009. See note 10 for the impact of the Plan’s adoption of this amendment.

Investment and Employee Stock Ownership Plan for

Employees of Avista Corporation

Notes to Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

e.	Fair value measurements and disclosures (continued)

In January 2010, FASB issued an amendment to ASC 820, Fair Value Measurements and Disclosures – Improving Disclosures about Fair Value Measurements, which requires new disclosures and reasons for transfers of financial assets and liabilities between Levels 1 and 2. This amendment also clarifies that fair value measurement disclosures are required for each class of financial assets and liabilities, and those disclosures should include a discussion of inputs and valuation techniques. It further clarifies that the reconciliation of Level 3 measurements should separately present purchases, sales, issuances, and settlements instead of netting these changes. With respect to matters other than Level 3 measurements, the amendment was effective and not yet adopted for periods beginning on or after December 15, 2009. The guidance related to Level 3 measurements is effective for periods beginning on or after December 15, 2010, and has not yet been adopted. The Plan is currently evaluating the impact of this new guidance on the disclosures.

f.	New accounting pronouncements – FASB issued new guidance on accounting for uncertainty in income taxes. The Plan adopted this new guidance for the year ended December 31, 2009. Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

g.	Subsequent events – The Plan Administrator has evaluated subsequent events through the date and time the financial statements were issued.

NOTE 3 — INVESTMENTS:

As of December 31, 2009 and 2008, the Plan’s investments were held by Vanguard. Investments that represent 5% or more of the Plan’s net assets in either year are separately identified:

	December 31,
	2009	2008
Vanguard Retirement Savings Trust	$46,481,109	$43,694,573
Vanguard 500 Index Fund	34,438,619	24,462,605
Vanguard Small Cap Growth Index Fund	14,935,353	9,669,985
Vanguard Total Bond Market Index Fund	26,783,019	25,164,423
Vanguard Wellington Fund	32,091,459	23,560,248
Avista Corporation Company Stock Fund	31,594,341	28,347,916
Investments less than 5% of the Plan’s net assets	72,768,460	54,504,785

Total investments at fair value	259,092,360	209,404,535
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,004,836)	563,589

Total investments, net	$258,087,524	$209,968,124

Investment and Employee Stock Ownership Plan for

Employees of Avista Corporation

Notes to Financial Statements

NOTE 3 — INVESTMENTS (continued):

Net appreciation (depreciation) in fair value of the Plan’s investments (including investments bought, sold, and held during the year) were as follows:

	Years Ended December 31,
	2009	2008
Mutual funds	$30,037,200	$(66,694,055)
Common and preferred stock	4,643,318	(4,035,710)

	$34,680,518	$(70,729,765)

Plan investments in the Avista Corporation Company Stock Fund represented 12.24% and 13.54% of total Plan assets at December 31, 2009 and 2008, respectively. For the years ended December 31, 2009 and 2008, on these investments the Plan experienced net appreciation (depreciation) in fair value of $4,200,000 and $(3,016,000), respectively.

NOTE 4 — INVESTMENT CONTRACT:

In 1999, the Plan entered into a benefit-responsive investment contract with Vanguard. Vanguard maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and adjusted for the difference between the fair value and contract value as reported to the Plan by Vanguard. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2009 and 2008, was $46,481,109 and $43,694,573, respectively. The average yield and crediting rates were approximately 3.3% and 4.6% at December 31, 2009 and 2008, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than zero.

Investment and Employee Stock Ownership Plan for

Employees of Avista Corporation

Notes to Financial Statements

NOTE 5 — RELATED-PARTY TRANSACTIONS:

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

NOTE 6 — PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue Plan contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their respective account balances.

NOTE 7 — INCOME TAX STATUS:

The Plan obtained its latest determination letter in July 2002 in which the Internal Revenue Service stated that the Plan is qualified and the related trust is tax exempt under the appropriate sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 8 — EMPLOYEE STOCK OWNERSHIP PLAN (ESOP):

Effective January 1, 2006, the Avista Corporation Company Stock Fund was designated an ESOP. Employer and employee contributions into Avista Corporation stock are classified as ESOP contributions.

NOTE 9 — RISKS AND UNCERTAINTIES:

The Plan provides for various investment options in any combination of mutual funds. Investment securities of these types are exposed to various risks such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment and Employee Stock Ownership Plan for

Employees of Avista Corporation

Notes to Financial Statements

NOTE 10 — FAIR VALUE MEASUREMENTS:

FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under FASB ASC 820 are as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities. Active markets are those in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

Level 3 – Pricing inputs include significant inputs that are generally unobservable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value. Level 3 instruments include those that may be more structured or otherwise tailored to the Plan’s needs.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Common/collective trust funds – Valued at NAV of units held by the Plan at year end, which is determined based on the unit value of the fund. Unit value is determined by an independent trustee, which sponsors the fund, by dividing the fund’s net assets by its units outstanding at the valuation date.

Investment and Employee Stock Ownership Plan for

Employees of Avista Corporation

Notes to Financial Statements

NOTE 10 — FAIR VALUE MEASUREMENTS (continued):

Mutual funds – Valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.

Common and preferred stocks – Valued at the closing price reported on the active market on which the individual securities are traded. The Avista Corporation Company Stock Fund includes shares of Avista Corporation and cash, and is reported based on unitized value.

Participant loans – Valued at amortized cost, which approximates fair value. The Avista Corporation Company Stock Fund includes shares of Avista Corporation and cash and is reported based on unitized value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table discloses by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Short-Term Reserves	$1,597,595	$46,481,109	$—	$48,078,704
Bond Funds	26,783,019	—	—	26,783,019
Balanced Funds (Stocks and Bonds)	32,091,459	—	—	32,091,459
Domestic Stock Funds	113,358,664	—	—	113,358,664
International Stock Funds	35,290,392	—	—	35,290,392
Participant loans	—	—	3,490,122	3,490,122

	$209,121,129	$46,481,109	$3,490,122	$259,092,360

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Short-Term Reserves	$1,925,346	$43,694,573	$—	$45,619,919
Bond Funds	25,164,423	—	—	25,164,423
Balanced Funds (Stocks and Bonds)	23,560,248	—	—	23,560,248
Domestic Stock Funds	86,978,228	—	—	86,978,228
International Stock Funds	25,014,452	—	—	25,014,452
Participant loans	—	—	3,067,265	3,067,265

	$162,642,697	$43,694,573	$3,067,265	$209,404,535

Investment and Employee Stock Ownership Plan for

Employees of Avista Corporation

Notes to Financial Statements

NOTE 10 — FAIR VALUE MEASUREMENTS (continued):

Level 3 gains and losses:

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets:

	Years Ended December 31,
	2009	2008
Balance, beginning of year	$3,067,265	$3,022,746
Purchases, sales, issuances, and settlements, net	422,857	44,519

Balance, end of year	$3,490,122	$3,067,265

Included in the Short-Term Reserves in the table above, is the Vanguard Retirement Savings Trust IV (VRST). VRST seeks stability of principal and a high level of current income consistent with a two-three year average maturity. The trust is a tax-exempt collective trust invested primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The trust intends to maintain a constant net asset value of $1.00 per share. Investments in VRST are limited to participant-directed defined contribution plans and, with Vanguard’s approval, other qualified pension plans. There are restrictions as to which types of investments a participant may transfer their money to/from VRST. The money a participant has invested in VRST may be transferred into a stock fund, a balanced fund, or a bond fund with an average duration of more than four years as often as the Plan allows. However, once the money is transferred into such a fund, it must remain there for 90 days before it can be transferred into a shorter term bond or money market fund. A participant can always transfer the money back into VRST, even if it is less than 90 days since transferring the money out of VRST.

NOTE 11 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of certain items per the financial statements to Form 5500:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$258,282,018	$210,179,177
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(563,589)

Net assets available for benefits per Form 5500	$258,282,018	$209,615,588

Investment and Employee Stock Ownership Plan for

Employees of Avista Corporation

Notes to Financial Statements

NOTE 11 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (continued):

	Years Ended December 31,
	2009	2008
Investment income (loss) per the financial statements	$41,572,340	$(61,956,393)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts, December 31, 2007	—	205,537
Adjustment from fair value to contract value for fully benefit-responsive investment contracts, December 31, 2008	563,589	(563,589)

Investment income per Form 5500	$42,135,929	$(62,314,445)

NOTE 12 — OTHER ADDITIONS:

Vanguard Fiduciary Trust Company (VFTC), as trustee for the Plan, was identified as a class member in the class action lawsuit against Avista. The lawsuit alleged that Avista and certain individual defendants made material misstatements during the period between November 23, 1999 and August 13, 2002, regarding certain aspects of Avista’s business practices. A settlement agreement was reached in the class action and pursuant to such settlement VFTC received settlement proceeds on behalf of the Plan. As a result, participants who initiated transactions in the Avista Stock Fund shared in the settlement proceeds.

SUPPLEMENTAL INFORMATION

Investment and Employee Stock Ownership Plan for

Employees of Avista Corporation

Schedule of Assets Held for Investment Purposes                                                                                               December 31, 2009

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Common/collective trust:
* Vanguard Retirement Savings Trust	45,476,273 shares	$46,481,109

Mutual funds:
Artio International Equity Fund A	314,510 shares	8,671,047
Artisan International Fund	266,449 shares	5,504,843
Champlain Small Company Fund	37,024 shares	434,287
Dodge & Cox International Stock Fund	362,155 shares	11,534,623
Dodge & Cox Stock Fund	86,912 shares	8,355,761
* Vanguard 500 Index Fund	335,431 shares	34,438,619
* Vanguard Mid Cap Index Fund	406,718 shares	6,653,881
* Vanguard PRIMECAP Fund	167,515 shares	9,955,434
* Vanguard Prime Money Market Fund	1,597,595 shares	1,597,595
* Vanguard Small Cap Growth Index Fund	887,424 shares	14,935,353
* Vanguard Small Cap Value Index Fund	245,204 shares	3,202,367
* Vanguard Total Bond Market Index Fund	2,587,731 shares	26,783,019
* Vanguard Total Int’l Stck Index Fund	664,808 shares	9,579,880
* Vanguard Wellington Fund	1,112,356 shares	32,091,459
Veracity Small Cap Value Fund	57,425 shares	1,213,967

Total mutual funds		174,952,135

Common and preferred stock:
* Avista Corporation	1,463,378 shares	31,594,341
* Self-directed securities	Various	2,574,653

Total common and preferred stock		34,168,994

Participant loans	Interest rates from 4.25% to 10.5% per annum; maturity dates from 2010 to 2016	3,490,122

		$259,092,360

*	Represents party-in-interest to the Plan

Since all investments are participant-directed, cost information is omitted in accordance with instructions for preparation of 2009 Form 5500, Return of Employee Benefit Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Senior Vice President & Corporate Secretary, of Avista Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Spokane, State of Washington, on June 29, 2010.

THE INVESTMENT AND EMPLOYEE STOCK
OWNERSHIP PLAN FOR EMPLOYEES OF
AVISTA CORPORATION

By	/s/ Karen S. Feltes
Name:	Karen S. Feltes
Title:	Senior Vice President & Corporate Secretary

EXHIBIT INDEX

Exhibit 23.	Independent Auditors’ Consent of LeMaster & Daniels, PLLC

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